UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

Commission File Number: 000-27811

CHARTERED SEMICONDUCTOR MANUFACTURING LTD. ———————————————————————————————————
(Translation of registrant’s name into English)

SINGAPORE ———————————————————————————————————
(Jurisdiction of incorporation or organization)

60 WOODLANDS INDUSTRIAL PARK D, STREET 2, SINGAPORE 738406
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

On December 16, 2005 in Singapore, the Company submitted the attached notice relating to the appointment of Mr. Steven Hamblin as a Director and member of its Audit Committee with effect from January 1, 2006, to the Singapore
Exchange Securities Trading Limited. The attached notice is being filed as an exhibit to this report on Form 6-K in connection with the Company’s submission to the Singapore Exchange Securities Trading Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.

Date: December 16, 2005	By:	George Thomas
	Name:	George Thomas
	Title:	Senior Vice President & Chief Financial Controller

EXHIBIT INDEX

Exhibit No.	Description

99.1	The notice filed with the Singapore Exchange Securities Trading Limited on December 16, 2005, relating to the appointment of Mr. Steven Hamblin as a Director and Audit Committee member of the Company with effect from January 1, 2006.